UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

For Immediate Release

SQM REPORTS EARNINGS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2021

Highlights

•	SQM reported net income(1) for the twelve months ended December 31, 2021 of US$585.5 million. Earnings per share totaled US$2.05(2) for the twelve months of 2021, higher than the US$0.63(2) reported for the twelve months of 2020.

•	Revenues during 2021 were US$2,862.3 million.

•	SQM will hold a conference call to discuss these results on Thursday, March 3 at 10:00am ET (12:00pm Chile time).

Participant Dial-In (Toll Free):              1-855-238-1018

Participant International Dial-In:              1-412-542-4107

Webcast:                        https://services.choruscall.com/links/sqm220303.html

Santiago, Chile. March 2, 2022.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) today reported net income for the twelve months ended December 31, 2021 of US$585.5 million (US$2.05(2) per ADR), an increase from US$164.5 million (US$0.63(2) per ADR) reported for the twelve months ended December 31, 2020.

Gross profit reached US$1,090.1 million (38.1% of revenues) for the twelve months ended December 31, 2021, higher than US$482.9 million (26.6% of revenues) recorded for the twelve months ended December 31, 2020. Revenues totaled US$2,862.3 million for the twelve months ended December 31, 2021, representing an increase of 57.5% compared to US$1,817.2 million reported for the twelve months ended December 31, 2020.

The Company also announced earnings for the fourth quarter of 2021, reporting net income of US$321.6 million (US$1.13(2) per ADR) compared to US$67.0 million (US$0.25(2) per ADR) for the fourth quarter of 2020. Gross profit for the fourth quarter of 2021 reached US$542.8 million; approximately 309.6% higher than the US$132.5 million recorded for the fourth quarter of 2020. Revenues for the fourth quarter of 2021 totaled US$1,084.3 million, an increase of approximately 111.0% compared to the fourth quarter of 2020, when revenues amounted to US$513.8 million.

SQM S.A. 4Q21 Earnings Release	2

SQM’s Chief Executive Officer, Ricardo Ramos, stated: “We are very proud that production goals set for 2021 were achieved, and in some cases even surpassed. As a result, we were able to supply stronger than expected demand growth in the lithium, iodine, potassium chloride and potassium nitrate markets and ultimately benefit from higher market prices. Consequently, our net income in 2021 was over three times higher than net income reported during 2020”.

He continued by saying, “We believe global lithium demand grew approximately 55% during 2021 when compared to 2020, mainly driven by new demand for electric vehicles. We believe electric vehicle demand more than doubled globally last year when compared to 2020 with China representing about 50% of total global electric vehicles sales last year. During 2021, market prices for lithium also grew as supply could not keep up with the strong demand growth”.

“Demand keeps on growing strongly, and we believe that the total demand will reach 1 million tons sooner than previously anticipated. Our current estimates for 2022 demand growth are over 30%. We do not believe that supply will be sufficient to meet this growth ultimately putting pressure on market prices, reaching levels never seen before. We are well positioned to face these opportunities; our capacity expansion to reach 180,000 tons should be completed in the coming months, allowing us to increase our market share in 2022 and as a result of the structure of our sales contracts, we should see a significant average price increase following the positive price trend seen in the market”.

Then he continued, “We want to continue growing in the lithium market. The Board has just approved an additional lithium capacity plan in Chile, which will allow us to reach 210,000 metric tons of lithium carbonate and 40,000 metric tons of lithium hydroxide. We expect this new capacity to be ready next year with a total CAPEX of US$250 million. This expansion plan will be met as we remain committed to our previously announced goal to reduce brine extraction and water usage in the Salar de Atacama. Completing an expansion with these characteristics while keeping capex relatively low and reducing brine extraction, has become possible only after years of research and development, yield improvements, expertise and of course a strong effort by our production and engineering teams, and we are proud of that.”

"In the iodine market, the post-Covid recovery was faster than we originally anticipated; we believe the market grew about 12% in 2021 compared to 2020. This was reflected in our sales volumes which increased 27% to 12,300 metric tons, in 2021 when compared to 2020. It is expected that our sales volumes will remain flat in 2022, but strong market conditions make us believe that the positive price environment could remain.”

The CEO continued by saying, “Given the existing shortage of potash and potassium-based fertilizers, we saw a significant increase of global potassium prices. During the fourth quarter 2021, prices increased significantly compared to the third quarter of 2021 and the fourth quarter of last year, 56% and 153%, respectively, reaching almost US$685 per metric ton. This positive trend should continue in the short term, and also have a positive impact on the pricing environment in the SPN business line during the first half of 2022”.

El Trovador 4285

Las Condes, Santiago, Chile

7550079

sqm.com

SQM S.A. 4Q21 Earnings Release	3

The CEO closed by saying, “We are working on a lot of new endeavours at SQM, major growth projects and of course increased efforts related to the sustainability of our operations. “

Sustainable Development

We submitted our first disclosure report under Climate Disclosure Project (CDP) and in our first participating in the ranking, we were categorized as B, meaning that according to CDP, management is taking coordinated action on climate issues. Related to our IRMA (The Initiative for Responsible Mining Assurance) efforts, we have begun the external audit part of the process. We are formally in phase 1 of the process, looking to begin Phase 2 on site in coming months.

In recent months, our environmental management system in our Port at Tocopilla was certified under ISO 14,001. We are working to certify in our Carmen Lithium facilities, Salar de Atacama and in Coya Sur during this year. Additionally, we are making progress in certifying our Occupational Health and Safety Management System under ISO 45,001.

As part of Race to Zero initiative and our aim to reduce our logistics carbon footprint, we have established an ambitious agenda to develop high tonnage transportation via electric trucks. This agenda considers several pilots in 2022 of different trucks that will perform tests in our operations. This will allow us to acquire the right knowledge and to accelerate the adoption of this new technology with the right technical support and competitiveness.

Segment Analysis

Lithium and Derivatives

Revenues from lithium and derivatives totaled US$936.1 million during the twelve months ended December 31, 2021, an increase of 144.2% compared to the US$383.4 million for the twelve months ended December 31, 2020.

Lithium and derivatives revenues increased 230.7% during the fourth quarter of 2021 compared to the fourth quarter of 2020. Total revenues amounted to US$452.7 million during the fourth quarter of 2021, compared to US$136.9 million in the fourth quarter of 2020.

Lithium and Derivatives Sales Volumes and Revenues:

		2021	2020	2021/2020
Lithium and Derivatives	Th. MT	101.1	64.6	36.5	56%
Lithium and Derivatives Revenues	MUS$	936.1	383.4	552.7	144%

		4Q2021	4Q2020	2021/2020
Lithium and Derivatives	Th. MT	31.1	25.8	5.3	21%
Lithium and Derivatives Revenues	MUS$	452.7	136.9	315.8	231%

SQM S.A. 4Q21 Earnings Release	4

During 2021, we believe total lithium market demand surpassed 400,000 metric tons, an increase of approximately 55% when compared to 2020. The lithium market was mainly driven by growth in the electric vehicle market, which we believe grew over 100% when compared to 2020, led by China representing about 50% of global sales. This high growth trend should continue in 2022, when global demand growth could reach approximately 30%.

Our sales volumes in the lithium and derivatives business line surpassed 101,000 metric tons during 2021, an increase of approximately 57% when compared to the previous year. We sold approximately 31,100 metric tons during the fourth quarter, with an average price of US$14,600. We believe that sales volumes in 2022 could reach close to 140,000 metric tons. Approximately 20% of the sales volumes we expect to sell in 2022 are contracted at a fixed price or at a variable price with specific floors and ceilings, while approximately 50% of the sales volumes we have contracted are completely variable prices tied to specific benchmarks. The remaining 30% of our sales volumes for 2022 are still open. Based on this and the pricing dynamics that we have seen in the market, we believe that prices in the first and second quarter of 2022 should be significantly higher than prices reported during the fourth quarter 2021.

We remain on target to increase our lithium carbonate and lithium hydroxide production capacity to 180,000 and 30,000 metric tons per year, respectively, in the coming months. At the same time, we are seeing a very good progress on the mine and refinery construction work we have started at our Mt. Holland project in Western Australia. In addition to this, we will begin working on a new project at the Carmen Lithium facility in Chile to increase efficiencies and quality and further expand our lithium carbonate and lithium hydroxide capacity to 210,000 and 40,000 metric tons, respectively. We expect to bring this new capacity online next year, with an expected capex of approximately US$250 million.

		2021	2020	2021/2020
Specialty Plant Nutrition Total Volumes	Th. MT	1,154.7	1,036.4	118.3	11%
Sodium Nitrate	Th. MT	32.1	25.6	6.5	25%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	643.6	575.2	68.5	12%
Specialty Blends	Th. MT	304.0	271.3	32.8	12%
Other specialty plant nutrients (*)	Th. MT	174.9	164.4	10.6	6%
Specialty Plant Nutrition Revenues	MUS$	908.8	701.7	207.1	30%

		4Q2021	4Q2020	2021/2020
Specialty Plant Nutrition Total Volumes	Th. MT	285.2	265.2	20.0	8%
Sodium Nitrate	Th. MT	12.8	6.8	6.0	89%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	158.9	136.7	22.2	16%
Specialty Blends	Th. MT	62.1	77.8	-15.7	-20%
Other specialty plant nutrients (*)	Th. MT	51.4	43.9	7.5	17%
Specialty Plant Nutrition Revenues	MUS$	268.4	179.1	89.3	50%

*Includes trading of other specialty fertilizers.

Gross profit(3) for the Lithium and Derivatives segment accounted for approximately 40% of SQM’s consolidated gross profit for the twelve months ended December 31, 2021.

SQM S.A. 4Q21 Earnings Release	5

Specialty Plant Nutrition (SPN)

Revenues from the SPN business line for the twelve months ended December 31, 2021 totaled US$908.8 million, an increase of 29.5% compared to $701.7 million reported for the twelve months ended December 31, 2020.

Fourth quarter 2021 revenues reached US$268.4 million, 49.9% higher than the US$179.1 million reported in the fourth quarter of 2020.

Specialty Plant Nutrition Sales Volumes and Revenues:

The specialty plant nutrition business line remains an important segment within our diverse portfolio and we believe demand growth in the agricultural potassium nitrate market increased approximately 4% when compared to 2020.

Our sales volumes during 2021 increased over 11% when compared to 2020, and average prices in this business lines increased over 16%. During the fourth quarter of 2021, prices surpassed US$940 per ton, related mostly to higher prices in the potassium nitrate markets, which have followed the positive trend observed in global potassium chloride prices and been impacted by lower production by some competitors. We saw our average prices increase approximately 40% when compared to prices reported during the same period of 2020. We believe that prices could remain at this level or higher during the first half of 2022.

SPN gross profit(3) accounted for approximately 24% of SQM’s consolidated gross profit for the twelve months ended December 31, 2021.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2021 were US$437.9 million, an increase of 30.9% compared to US$334.7 million generated for the twelve months ended December 31, 2020.

Revenues from sales of iodine and derivatives for the fourth quarter of 2021 amounted to US$109.8 million, an increase of 52.6% compared to US$71.9 million achieved during the fourth quarter of 2020.

Iodine and Derivative Sales Volumes and Revenues:

		2021	2020	2021/2020
Iodine and Derivatives	Th. MT	12.3	9.7	2.6	27%
Iodine and Derivatives Revenues	MUS$	437.9	334.7	103.3	31%

		4Q2021	4Q2020	2021/2020
Iodine and Derivatives	Th. MT	2.8	2.1	0.7	35%
Iodine and Derivatives Revenues	MUS$	109.8	71.9	37.9	53%

SQM S.A. 4Q21 Earnings Release	6

During 2021, global demand for iodine had a significant recovery compared to 2020, even exceeding the demand levels seen before the Covid-19 pandemic. Main drivers of this increase were seen in the X-ray contrast media market, which demand grew by 14-15% compared to 2020, mainly due to worldwide growth in the healthcare industry spending during the year and increased accessibility to these types of treatments in emerging economies. We believe that demand growth in 2022 could be around 1%.

Sales volumes of iodine reached 12,300 metric tons in 2021 and our average prices during the year increased each quarter. We believe that sales volumes during 2022 will be similar to sales volumes reported during 2021 while average prices could continue to increase.

We are working diligently on increasing our iodine capacity to meet demand expectations of our customers. As part of the previously announced capex plan, we expect to ramp up additional 1,000 metric tons of iodine capacity in the beginning of 2023. In addition, we will begin investments in the Pampa Orcoma project in the Tarapacá Region to increase effective iodine capacity by approximately 2,500 metric tons and increase our nitrate salts production by 320,000 metric tons. This project includes the use of 200 liters/second of seawater for the leaching operation. Production operation is expected to start during 2024.

Gross profit(3) for the Iodine and Derivatives segment accounted for approximately 18% of SQM’s consolidated gross profit for the twelve months ended December 31, 2021.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for 2021 totaled US$416.6 million, a 99.0% increase compared to the US$209.3 million reported for the twelve months ended December 31, 2020.

Potassium chloride and potassium sulfate revenues increased 214.4% in the fourth quarter of 2021, totaling US$208.6 million compared to the US$66.3 million reported for the fourth quarter of 2020.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		2021	2020	2021/2020
Potassium Chloride and Potassium Sulfate	Th. MT	893.2	726.7	166.5	22.9%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	416.6	209.3	207.3	99.0%

		4Q2021	4Q2020	2021/2020
Potassium Chloride and Potassium Sulfate	Th. MT	304.6	244.6	60.0	25%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	208.6	66.3	142.3	214%

We estimate that demand in 2021 reached approximately 71 million metric tons. During the first months of 2022, we have seen strong demand growth, however due to current macroeconomic factors it is difficult to estimate the overall potassium market growth this year. Global prices in the potassium chloride market increased significantly and rapidly throughout 2021, especially in the fourth quarter 2021 when our average prices during the fourth quarter reached almost US$685 per metric ton. We believe that average prices during 2022 will be significantly higher than the average prices of US$466 per metric ton reported during 2021.

SQM S.A. 4Q21 Earnings Release	7

As mentioned in the past, starting in 2022, our sales volumes in this business line will being gradually decreasing year by year; we expect to sell approximately 750,000 metric tons of potassium chloride in 2022.

Gross profit(3) for Potassium Chloride and Potassium Sulfate business line accounted for approximately 15% of SQM’s consolidated gross profit for the twelve months ended December 31, 2021.

Industrial Chemicals

Industrial chemicals revenues for the twelve months ended December 31, 2021 reached US$132.0 million, a 17.8% decrease compared to US$160.6 million for the twelve months ended December 31, 2020.

Revenues for the fourth quarter of 2021 totaled US$37.6 million, a decrease of 29.2% compared to US$53.1 million for the fourth quarter of 2020.

Industrial Chemicals Sales Volumes and Revenues:

		2021	2020	2021/2020
Industrial Nitrates	Th. MT	174.5	225.1	-50.6	-22%
Industrial Chemicals Revenues	MUS$	132.0	160.6	-28.6	-18%

		4Q2021	4Q2020	2021/2020
Iodine and Derivatives	Th. MT	2.8	2.1	0.7	35%
Iodine and Derivatives Revenues	MUS$	109.8	71.9	37.9	53%

Industrial chemicals revenues for the twelve months ended December 31, 2021 decreased compared to revenues reported during the same period last year as a result of lower solar salts sales volumes. During 2021, we sold approximately 100,000 metric tons of solar salts, compared to 160,000 metric tons sold in 2020.

Gross profit(3) for the Industrial Chemicals segment accounted for approximately 2% of SQM’s consolidated gross profit for the twelve months ended December 31, 2021.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$30.8 million in the twelve months ended December 31, 2021, higher than the US$27.6 million for the twelve months ended December 31, 2019.

SQM S.A. 4Q21 Earnings Release	8

Capital Expenditure Plan

In 2020, we announced an investment plan for the years 2021-2024 of approximately US$2.0 billion to expand our operations of iodine and nitrates in Chile and of lithium carbonate and hydroxide in Chile and Australia. During 2021, we advanced as planned with our expansion plans in Chile; the effective capacity of lithium carbonate and hydroxide plants at the Carmen Lithium facility in Chile reached 120,000 and 21,500 metric tons, respectively. We were also able to increase our effective iodine capacity at the Nueva Victoria prilling plant to 11,000 metric tons as a result of efficiency projects. We also began extensive work on our Mt. Holland lithium project in Western Australia.

We believe that our capital expenditures for 2022 could reach approximately US$900 million focused on the increase of our production capacity, primarily related to lithium carbonate and lithium hydroxide chemical plants capacity expansions and nitrates and iodine capacity in Chile, and development of our lithium project in Australia, as well as maintenance of our production facilities in order to strengthen our ability to meet our production goals. As part of our previously announced plans, we expect our installed capacity of lithium carbonate and lithium hydroxide in Chile to reach approximately 180,000 and 30,000 metric tons respectively during the first half of 2022. In addition to this, we will begin working on a new project at the Carmen Lithium facility in Chile to increase efficiencies and quality and further expand our lithium carbonate and lithium hydroxide capacity to 210,000 and 40,000 metric tons, respectively. We expect to bring this new capacity online next year, with an expected capex of approximately US$250 million, which was not included in the US$2.0 billion capex plan that was previously disclosed.”

Also, we began extensive work on our Mt. Holland lithium project in Western Australia and during 2021 we advanced as planned.

In addition, we will begin investments in the Pampa Orcoma project in the Tarapacá Region to increase effective iodine capacity by approximately 2,500 metric tons and increase our nitrate salts production by 320,000 metric tons. This project includes the use of 200 liters/second of seawater for the leaching operation. Production operation is expected to start during 2024.

Financial Information

Cost of Goods Sold

Cost of goods sold, excluding total depreciation and amortization expenses, amounted to US$1,558.0 million for the twelve months ended December 31, 2021, an increase of 37.8% compared to US$1,130.4 million for the same period in 2020.

Administrative Expenses

Administrative expenses totaled US$118.9 million (4.2% of revenues) for the twelve months ended December 31, 2021, compared to US$107.0 million (5.9% of revenues) recorded during the twelve months ended December 31, 2020.

Net Financial Expenses

Net financial expenses for the twelve months ended December 31, 2021 were US$80.0 million, compared to US$68.5 million recorded for the twelve months ended December 31, 2020.

SQM S.A. 4Q21 Earnings Release	9

Income Tax Expense

Income tax expense reached US$249.0 million for the twelve months ended December 31, 2021, representing an effective tax rate of 29.6%, compared to an income tax expense of US$70.2 million during the twelve months ended December 31, 2020. The Chilean corporate tax rate was 27.0% during 2021 and 2020.

Other

The adjusted EBITDA(4) for the twelve months ended on December 31, 2021 was US$1,185.5 million, higher than the US$579.8 million recorded for the twelve months ended on December 31, 2020. The adjusted EBITDA(4) margin was approximately 41.4% for the twelve months ended December 31, 2021. Adjusted EBITDA margin for the twelve months ended December 31, 2020 was approximately 31.9%. The adjusted EBITDA margin for the fourth quarter of 2021 was approximately 51.6%.

SQM S.A. 4Q21 Earnings Release	10

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	The earnings per share for the twelve months ended December 31, 2020 and the fourth quarter 2020 were calculated with 263,196,524 shares while earnings per share for the twelve months ended December 31, 2021 and the fourth quarter 2021 were calculated with 285,638,456, following a capital increase which we completed during April 2021.
3)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
4)	Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

	For the 4th quarter		For the twelve months ended December 31,
(US$ millions)	2021	2020	2021	2020
Profit for the Period	323.0	68.3	592.2	168.4
(+) Depreciation and amortization expenses	51.7	46.0	214.2	203.9
(+) Finance costs	26.0	17.1	84.6	82.2
(+) Income tax expense	143.1	17.8	249.0	70.2
EBITDA	543.9	149.3	1,140.1	524.6
(-) Other income	3.5	4.1	19.6	26.9
(-) Other gains (losses)	1.2	6.7	(2.6)	(5.3)
(-) Share of Profit of associates and joint ventures accounted for using the equity method	3.8	1.0	11.1	8.9
(+) Other Expenses	(21.0)	(15.9)	(60.6)	(99.6)
(+) Impairment of financial assets and reversal of impairment losses	(0.5)	3.4	(0.2)	4.7
(-) Finance income	1.8	1.2	4.7	13.7
(-) Foreign currency translation differences	(4.4)	2.6	(17.2)	(4.4)
Adjusted EBITDA	559.5	146.1	1,185.5	579.8

SQM S.A. 4Q21 Earnings Release	11

Consolidated Statement of Financial Position

(US$ Millions)	As of Dec. 30,	As of Dec. 31,
	2021	2020
Total Current Assets	4,586.1	2,569.3
Cash and cash equivalents	1,515.1	509.1
Other current financial assets	919.0	348.1
Accounts receivable (1)	740.2	427.8
Inventory	1,183.8	1,093.0
Others	228.0	191.3

Total Non-current Assets	2,458.2	2,249.2
Other non-current financial assets	9.3	51.9
Investments in related companies	39.8	86.0
Property, plant and equipment	2,012.2	1,737.3
Other Non-current Assets	396.9	374.0

Total Assets	7,044.3	4,818.5

Total Current Liabilities	991.7	475.9
Short-term debt	51.3	69.0
Others	940.4	406.9

Total Long-Term Liabilities	2,836.6	2,180.0
Long-term debt	2,587.7	1,899.5
Others	248.9	280.5

Shareholders' Equity before Minority Interest	3,181.5	2,123.1

Minority Interest	34.5	39.5

Total Shareholders' Equity	3,216.0	2,162.6

Total Liabilities & Shareholders' Equity	7,044.3	4,818.5

Liquidity (2)	4.6	5.4

(1) Accounts receivable + accounts receivable from related companies

(2) Current assets / current liabilities

SQM S.A. 4Q21 Earnings Release	12

Consolidated Statement of Income

(US$ Millions)	For the 4th quarter		For the twelve months ended Dec. 31,
	2021	2020	2021	2020
Revenues	1,084.3	513.8	2,862.3	1,817.2

Lithium and Lithium Derivatives	452.7	136.9	936.1	383.4
Specialty Plant Nutrition (1)	268.4	179.1	908.8	701.7
Iodine and Iodine Derivatives	109.8	71.9	437.9	334.7
Potassium Chloride & Potassium Sulfate	208.6	66.3	416.6	209.3
Industrial Chemicals	37.6	53.1	132.0	160.6
Other Income	7.3	6.5	30.8	27.6

Cost of Goods Sold	(489.8)	(335.3)	(1,558.0)	(1,130.4)
Depreciation and Amortization	(51.7)	(46.0)	(214.2)	(203.9)

Gross Profit	542.8	132.5	1,090.1	482.9

Administrative Expenses	(35.0)	(32.4)	(118.9)	(107.0)
Financial Expenses	(26.0)	(17.1)	(84.6)	(82.2)
Financial Income	1.8	1.2	4.7	13.7
Exchange Difference	(4.4)	2.6	(17.2)	(4.4)
Other	(13.0)	(0.7)	(32.8)	(64.4)

Income Before Taxes	466.1	86.1	841.2	238.5

Income Tax	(143.1)	(17.8)	(249.0)	(70.2)

Net Income before minority interest	323.0	68.3	592.2	168.4

Minority Interest	(1.4)	(1.3)	(6.8)	(3.8)

Net Income	321.6	67.0	585.5	164.5
Net Income per Share (US$)	1.13	0.25	2.05	0.63

(1) Includes other specialty fertilizers

SQM S.A. 4Q21 Earnings Release	13

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: March 2, 2022	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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